SAZI FOODS, LLC
BALANCE SHEET
DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

ASSETS

CURRENT ASSETS
  Cash $ --

OTHER ASSETS --

TOTAL $ --

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES $ --

LONG-TERM LIABILITIES
  Note Payable 50,000

TOTAL LIABILITIES 50,000

MEMBER'S EQUITY
  (Per statement, page 4) (50,000)

TOTAL $ --

SAZI FOODS, LLC
BALANCE SHEET
DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

ASSETS

CURRENT ASSETS
Cash $ --

OTHER ASSETS   --

TOTAL $ --

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES $ --

LONG-TERM LIABILITIES
Note Payable   50,000

TOTAL LIABILITIES   50,000

MEMBER'S EQUITY
(Per statement, page 4)   (50,000)

TOTAL $ --